Filed Pursuant to Rule 424(b)(3)
Registration No. 333-170802

NORTHSTAR HEALTHCARE INCOME, INC.
SUPPLEMENT NO. 21 DATED APRIL 11, 2014
TO THE PROSPECTUS DATED APRIL 22, 2013

This Supplement No. 21 supplements, and should be read in conjunction with, our prospectus dated April 22, 2013, as supplemented by Supplement No. 20 dated March 24, 2014. The purpose of this Supplement No. 21 is to disclose:

•	the status of our initial public offering;

•	the extension of our initial public offering; and

•	the extension of the term of our distribution support agreement.
Status of Our Initial Public Offering
We commenced our initial public offering of $1.1 billion in shares of common stock on August 7, 2012, of which up to $1.0 billion in shares are being offered pursuant to our primary offering and up to $100 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of April 10, 2014, we received and accepted subscriptions in our offering for 22.5 million shares, or $224.0 million, including 0.2 million shares, or $2.1 million, sold to an affiliate of NorthStar Realty Finance Corp., or our sponsor. As of April 10, 2014, 88.0 million shares remained available for sale pursuant to our offering.
Extension of Our Initial Public Offering
On April 10, 2014, our board of directors approved an extension of the term of our offering for an additional year. Accordingly, our offering is expected to terminate on or before August 7, 2015, unless extended by our board of directors as permitted by the rules of the Securities and Exchange Commission, or SEC. Under the rules of the SEC, in some circumstances we may be allowed to continue our offering until as late as February 3, 2016. In many states, we will need to renew the registration statement or file a new registration statement to continue our offering for this extended period. We may terminate our offering at any time.
Extension of Term of Our Distribution Support Agreement
In connection with the extension of our offering described above, on April 10, 2014, our board of directors approved, and we have entered into, an amended and restated distribution support agreement with our sponsor that extends the term of the agreement for one year, until August 7, 2015. All other terms of the distribution support agreement remain in effect without modification.

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